SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 9, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer

City of Buenos Aires, March 9, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2022

Dear Sirs:

In order to comply with the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company”), at its meeting held on March 9, 2023, approved the consolidated financial statements for the year ended December 31, 2022. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	289.057
Attributable to minority interests	1.207

Total net income for the period	290.264

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	162,286
Attributable to minority interests	3,126

Total other comprehensive income for the period	165,412

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	162,543
Attributable to minority interests	2,061

Total comprehensive income for the period	164,604

4) Detail of Shareholders’ equity as of 12/31/2021 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3.915
Adjustment to contributions	6.072
Shares in treasury	18
Adjustment to shares in treasury	29
Stock compensation plan	289
Acquisition cost of treasury shares	(4.499)
Share trading premium	(158)
Issuance premiums	640

Total shareholders’ contributions	6.306

Legal reserve	139.275
Reserve for future dividends	—
Reserve for investments	—
Reserve for repurchase of own shares	—

Reserve for NIIF special initial adjustment	—
Other comprehensive income	704.235
Retained earning	1.001.214

Subtotal Shareholders’ equity	1.851.030

Minority interests	17.274

Total Shareholders’ equity	1.868.304

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts: reserves constitution

The Board of Directors decided to propose to the General Shareholders’ Meeting that will consider the Financial Statements related to the fiscal year No. 46, to allocate the balance of the unallocated results, after deducting the amounts restricted of distribution -as reported in the Annual Report-, i.e. the amount of Ps. 989,174 million, as follows: a) to allocate Ps. 6,215 million to establish a reserve for the purchase of the Company’s own shares, in order to grant the Board of Directors the possibility of acquiring the Company’s own shares at the time it deems appropriate and to comply, during the execution of the plans, with the commitments incurred and to be incurred in the future, authorizing the Board of Directors to determine the time, opportunity and conditions for the use of the reserve for the purchase of the Company’s own shares; b) to allocate the amount of Ps. 40,000 million to constitute an reserve for future dividends, authorizing the Board of Directors, broadly, to determine, taking into consideration the regulatory, financial and funds availability conditions, as well as the operating results, investments and other aspects considered relevant to the development of the Company’s activities, the total or partial use, on one or more occasions, of said reserve for future dividends, determining the opportunity, form, conditions and amount for such distribution; and c) to allocate Ps. 942,959 million to establish a reserve for investments in accordance with the third paragraph of article 70 of the General Corporations Law No. 19,550.

5) Shares owned by the parent group

As of December 31, 2022, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the Company

Federal Government—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, City of Buenos Aires.

Yours faithfully,

Pablo Calderone Market Relations Officer YPF S.A.